[Letterhead of Home Inns & Hotels Management, Inc.]
February 13, 2009
VIA EDGAR
Mr. Kevin Woody, Branch Chief
Mr. Howard Efron, Staff Accountant
Ms. Kristina Aberg, Staff Attorney
Mr. Tom Kluck, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Inns & Hotels Management Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-33082) (the “Form 20-F for 2007”)
Dear Mr. Woody, Mr. Efron, Ms. Aberg and Mr. Kluck,
     This letter sets forth the Company’s response to the comments contained in the letter dated December 23, 2008 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 20-F for 2007. The comments are repeated below, followed by the responses thereto.
Item 4. Information on the Company
A. History and Development of the Company
Recent Developments, page 19
     1. We refer to your discussion in note 6 to the consolidated financial statements on page F-23 regarding your acquisition of Beijing Huidong Milinde Investment Management Co. Ltd. Please tell us why you did not discuss this acquisition in the body of your annual report.
     Item 4. A. 4. of Form 20-F requires the disclosure of “important events in the development of the company’s business, e.g. ... acquisitions or dispositions of material assets other than in the ordinary course of business.” The Company respectfully advises the Staff that the Company does not consider the acquisition of Beijing Huidong Milinde Investment Management Co. Ltd. (“Beijing Huidong”) an acquisition of “material assets.” Beijing Huidong’s primary asset consists of one leased-and-operated hotel, which was previously under a franchise agreement with the Company. The Company’s consideration for the acquisition was RMB 40.1 million (US$ 5.5 million), which represented merely 1.1% of the Company’s total assets as of December 31, 2007. Additionally, the pro forma impact of including the full fiscal year 2007 operations of Beijing Huidong in the Company’s consolidated financial statements would have resulted in merely a 1.2% increase to the reported net income.
Financial Statements of Home Inns & Hotels Management Inc.
2. Accounting Policies
h. Consumables
     2. Please tell us and disclose the type of costs you have capitalized as consumables related to your leased-and-operated hotels and tell us your basis in GAAP for capitalizing and for amortizing such amounts in light of the fact that you have determined that such items have useful lives of one year or less. Additionally, please provide similar information in regards to Top Star and explain why Top Star leased-and-operated hotel costs—consumables, food and beverage amounted to only $1.7 RMB for the entire year ended December 31, 2006 when the amount of consumables capitalized on the balance sheet as of December 31, 2006 totaled $6.2 million RMB.
     Consumables include fabrics, such as towels and beddings, which need to be renewed periodically. Our policy is to capitalize consumables at purchased cost and amortize them according to their estimated usage period, which is one year. We believe this accounting practice is supported by ARB43, chapter 3 paragraph 4, which states the following: “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of business. Thus the term comprehends in general such resources as (a) cash available for current operations and items which are the equivalent of cash; (b) inventories of merchandise, raw materials, goods in process, finished goods, operating supplies, and ordinary maintenance material and parts...” As consumables are supplies used by us for day-to-day hotel operations, they qualify as “current assets” and therefore can be capitalized and amortized over one year.
     The relationship between TopStar’s 2006 consumable expense and deferred balance at December 31, 2006 was atypical primarily due to the timing of hotel openings. At the beginning of 2006, TopStar had zero hotels in operation, while nine hotels began their operations in the second half of 2006 (one in July, four in September, one in November and three in December). As of December 31, 2006, the costs of their consumables were capitalized while their average amortized period life was approximately three months at December 31, 2006, resulting in a much larger deferral compared to operating costs than usual. Further, an additional three hotels were opened in the first quarter of 2007, and the consumables of these three hotels received and recorded on the balance sheet of December 31, 2006 amounted to RMB 0.8 million, and amortization of these consumables began in the first quarter of 2007 when these hotels began operations.
p. Deferred Revenue
     3. Please tell us and disclose the revenue recognition policy in regards to the membership fees collected. We note your policy for recognition of inactive members. In your response, indicate the terms of these paid memberships including the duration period and expiration terms of a membership and whether you allow any members to receive a refund of their membership fee. Additionally, please tell us how your policies for revenue recognition of one-time membership fees are consistent with the guidance in Staff Accounting Bulletin No. 104.
     Members enjoy discounts on room rates and priority in hotel reservation, and they accumulate membership points for their paid stays which can be redeemed for membership upgrades, room night awards and other gifts. Per the reward program agreement, membership cards that have been inactive for two years expire with no refund of membership fee, and in we do not provide any membership refunds.
     Our policy is to recognize membership fees over the expected customer relationship period (if estimable) or else defer and recognize once the probability that the member will demand further service becomes remote. We will more clearly indicate this revenue recognition policy in our future 20-F disclosures.
     To provide you a further understanding of our membership program, our customers are not simply purchasing membership; they are also buying the on-going services provided through Home Inns’ continuing involvement (e.g. discounts on room rates, membership points, etc.) over the term of membership. Such earnings process is not completed until services or products are performed or delivered over the term of the membership or the average customer relationship period. Our membership program has experienced significant growth as we have expanded our business over the past few years. We had approximately 500,000, 200,000 and 100,000 cardholders at December 31, 2007, 2006 and 2005, respectively. To further illustrate how new our program is, as of December 31, 2007, approximately 80% of our membership cards had been issued within the prior two years. As a result, we have a very limited history of membership activity, and there is not yet sufficient historical or industry data to establish a reliable estimate of the average customer relationship period. There is also no specified term to the membership; if continuously used, the membership could last indefinitely. Our historical data indicates that substantially all cards that remain inactive for more than one year will remain inactive for two years, at which time, they expire. Since this is the best indication that a given member will no longer demand service under the arrangement, our practice has been to defer revenue until the membership cards have been inactive for one year.
     Revenue should not be recognized until it is realized or realizable and earned. SAB 104 states that revenue generally is realized or realizable and earned when all persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.
     The sale and documentation of the membership cards falls within customary business practices and processes for documenting sales transactions and provides persuasive evidence of an arrangement. The buyer of the membership obtains access to all benefits of the membership on the date of purchase and throughout the membership period. When the membership is sold, the customer is obligated to pay a fixed amount upfront (RMB 40 by cash or credit card) for a membership card at the date of purchase for the membership. This satisfies the criteria for fixed or determinable and for collectability.

     Given the above, revenue can be recognized when the company has performed all services for which the company is obligated to perform. Since membership is for an indefinite term and since we are presently unable to estimate an expected membership period, it is not feasible for us to systematically recognize revenue as the Company provides member benefits.
     We recognize that SAB Topic 13 provides further revenue recognition guidance for upfront fees over the term of the arrangement or the expected customer relationship period, whichever is longer. As stated above, we do not have enough historical data to estimate the expected customer relationship period for our members, so our policy is to defer the revenue for membership cards until the probability of providing the customer any further service is remote based on historical experience. As indicated earlier, we do have data supporting our position that substantially all membership cards that remain inactive for one year ultimately remain inactive and expire in the following year. Thus, we believe after one year of inactivity, our arrangement with the customer is complete and at that point our policy is to recognize unamortized membership fee revenue. We will continue to monitor membership activity patterns and will utilize such information to estimate the average life of members for future revenue recognition purposes once we have obtained enough historical data.
     We are providing the following table to illustrate the impact of our membership program on our financial statements:

(RMB in thousands)	December 31, 2006	December 31, 2007
Deferred revenue — membership cards	11,074	20,196
Total liabilities (excluding convertible bonds as of December 31, 2007)	417,498	964,746

Percentage	2.7%	2.1%

	2006	2007

Revenue recognized for membership cards	1,802	3,381
Total revenue	588,450	1,009,316

Percentage	0.3%	0.3%

Revenue recognized for membership cards	1,802	3,381
Income before income tax expense, minority interest	73,319	86,418

Percentage	2.5%	3.9%
9. Convertible Bond, page F-28
     4. Please tell us how you reached the conclusion that the conversion features on your December 2007 bond issuance should not be bifurcated under SFAS 133. Additionally, indicate whether or not it is possible that an indeterminate number of ordinary shares would be required to be issued upon conversion if your ordinary shares were to decrease in value to an insignificant price per share.
     The bonds do not in their entirety meet the definition of a derivative instrument. Further, the bonds do not contain terms that require separation as an embedded derivative. The conversion feature of the bonds is not required to be separated from the host contract because the conversion feature meets the criteria contained in paragraph 11(a) of FAS 133 so that the conversion feature is not considered to be a derivative instrument for purposes of FAS 133.
     Paragraph 11(a) of FAS No. 133 states that a company should not consider a contract to be a derivative instrument, if the contract issued or held by a company is indexed to its own stock and classified in stockholders’ equity. To determine if the conversion features are indexed to the Company’s own stock, they must be analyzed under Emerging Issues Task Force (“EITF”) 01-6 “The Meaning of ‘Indexed to a Company’s Own Stock,’” (“EITF 01-6”), and to determine if they could be classified as stockholders’ equity they must be analyzed under EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”).
     The conversion feature meets the definition of “indexed to a company’s own stock” within EITF 01-6 because the settlement amount is based solely on the value of the Company’s stock. There are no exercise contingencies. The Company’s functional currency is the RMB. The convertible bonds are RMB-denominated. Although the settlement of the conversion feature is denominated in U.S. dollars, the exchange rate was fixed on the date of issuance using the then spot rate for currency exchange. As a result, we believe that the conversion feature is indexed to the Company’s stock.
     Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria set forth in paragraphs 12 through 32 of EITF 00-19 are also met. The conversion feature allows the Company to receive shares of the Company’s common stock from counterparties without the transfer of any assets. Therefore, we evaluated the conversion feature under the criteria set forth in paragraphs 12 through 32 of EITF 00-19.
     The following paragraphs summarize the eight requirements set forth in paragraphs 12-32 of EITF No. 00-19 and the Company’s conclusion as to how the conversion feature of the bonds meets each requirement, thereby allowing the Company to account for the bonds as typical convertible debt:
     The contract permits the company to settle in unregistered shares. We believe this criterion is met because the terms of the conversion feature do not require the Company to deliver registered shares. The terms explicitly state that the shares subject to the conversion feature have not been, and will not be, registered.
     The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. We believe this criterion is met.

The number of shares to be delivered upon conversion is effectively capped at 7,741,536, as the maximum conversion premium in case of change of control. The convertible bond provides a fixed conversion rate that is not adjusted for decreases in the Company’s stock price. In the event of a change in control, the conversion feature provides for a decrease in conversion price that is capped at 37%. The Company computed 7,741,536 as the maximum number of shares that could be required to settle the conversion feature, including in the event of a change in control. At the date of the issuance of the convertible bonds, the Company had 200,000,000 authorized shares, of which 69,624,388 shares were issued. Accordingly, the Company has 130,375,612 of authorized and unissued shares, which is a sufficient number of shares to settle the conversion feature.
     The contract contains an explicit limit on the number of shares to be delivered in a share settlement. We believe this criterion is met. As described above, the number of shares subject to the conversion feature is effectively capped at 7,741,536, as the maximum conversion premium in case of change of control. The only other adjustments to the number of shares subject to the conversion feature are those that pertain to events within the Company’s sole control.
     There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. We believe this criterion is met because the terms of the conversion option do not require cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.
     There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). We believe this criterion is met because the terms of the conversion option does not contain any “top-off” or “make-whole” provisions.
     The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. We believe this criterion is met. The terms of the conversion option do not contain any net-cash settlement provisions. Exercise of the conversion feature results in physical settlement (i.e., delivery of shares).
     There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. We believe this criterion is met. The bonds are convertible into common shares, and there are no provisions indicating that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
     There is no requirement in the contract to post collateral at any point or for any reason. We believe this criterion is met because there is no requirement in the contract to post collateral at any point or for any reason.
     Accordingly, we reached the conclusion that the conversion features embedded in the Company’s 2007 bond issuance should not be bifurcated under FAS 133.

     Additionally, the Company concluded that there is no beneficial conversion feature to be accounted for under EITF Issue 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” because the conversion price was greater than the market value of the Company’s stock price on the commitment date.
Exhibits 12.1 and 12.2
     5. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
     In response to the Staff’s comment, the Company will exclude the certifying individual’s title at the beginning of the certifications in the Company’s future annual reports on Form 20-F.
     The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments regarding the 2007 Form 20-F, please contact the undersigned at (8621) 3401-9898 Ext. 1006 or the Company’s U.S. counsel, Z. Julie Gao and David Zhang of Latham & Watkins at (852) 2912-2535 and (852) 2912-2503, respectively. Thank you very much.

Very truly yours, /s/ May Wu May Wu Chief Financial Officer

cc:	David Jian Sun, Director and Chief Executive Officer, Home Inns & Hotels Management Inc.
Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong
David Zhang, Esq., Latham & Watkins LLP, Hong Kong
Daniel Li, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Shanghai
Min Xiao, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Shanghai